Höegh LNG Partners LP Announces the Amendment by Höegh LNG Holdings Ltd. of its Time Charter with EGAS for the Höegh Gallant

HAMILTON, Bermuda, Oct. 15, 2018 /PRNewswire/ -- Höegh LNG Holdings Ltd. ("Höegh LNG"), the sponsor company of Höegh LNG Partners LP (the "Partnership") (NYSE: HMLP), today announced that Höegh LNG and Egypt Natural Gas Holdings Company ("EGAS") have agreed to amend the time charter for the FSRU Höegh Gallant between Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG ("EgyptCo"), and EGAS whereby EgyptCo will charter the Höegh Gallant on an LNG carrier time charter to a third party, and EGAS will compensate for the rate difference between the original FSRU charter and the new LNG carrier time charter. The amended contract structure becomes effective in October 2018 and runs to April 2020, the termination date of the original FSRU charter.

A subsidiary of the Partnership, as the owner of Höegh Gallant, has a lease and maintenance agreement ("LMA") with EgyptCo until April 2020. As a result of the amendment to EgyptCo's contract with EGAS, the LMA may become subject to an amendment. The EBITDA earned by the Partnership from the LMA is not expected to be materially affected by any such amendment. Further, all existing guarantees and the option provided by Höegh LNG to the Partnership will remain in place under the new contractual structure. The Partnership would not be impacted by any impairment related to the jetty equipment, as this equipment is owned by EgyptCo. However, the Partnership has certain assets in Egypt with a book value of approximately $0.5 million which will be evaluated for impairment since the Höegh Gallant will no longer be operating in Egypt.

About Höegh LNG Partners LP

Höegh LNG Partners LP is a growth-oriented limited partnership formed by Höegh LNG (Oslo Børs ticker: HLNG), a leading floating LNG service provider. The Partnership's strategy is to own, operate and acquire FSRUs and associated LNG infrastructure assets under long-term charters. It has interests in five FSRUs that have an industry leading average remaining firm contract duration of 10.7 years plus options as of September 30, 2018.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, including, without limitation, statements related to the Höegh Gallant time charter between EgyptCo and EGAS, the new LNG carrier time charter and any potential amendment to the LMA. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management's control. Factors that can affect future results are discussed in the registration statement filed by the Partnership with the U.S. Securities and Exchange Commission ("SEC"), which is available via the SEC's web site at www.sec.gov. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Contact:

Steffen Føreid
Chief Executive Officer and Chief Financial Officer
+47 97 55 74 06
www.hoeghlngpartners.com